UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number)

Michael R. Cahill

7371 Prairie Falcon Rd., #120

Las Vegas, NV 89128

Richard P. Alden

69 White Pine Canyon Road

Park City, UT 84060

Copy to:

Robert G. O’Connor

J. Randall Lewis

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104
1.	Name of Reporting Person: MICHAEL R. CAHILL
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. CITIZEN
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,639,886(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,639,886(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,639,886(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 12.7%(2)
14.	Type of Reporting Person IN

(1)	Represents shares held by Ptarmagin, LLC (“Ptarmagin”). Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are The FTPIL Trust (the “FTPIL Trust”) and The 9990 Trust (the “9990 Trust”). Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: PTARMAGIN, LLC
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UTAH
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,639,886(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,639,886 (1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,639,886(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 12.7%(2)
14.	Type of Reporting Person OO (LIMITED LIABILITY COMPANY)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: THE FTPIL TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,819,943(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,819,943(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,819,943(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 6.4%(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: THE 9990 TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,819,943(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,819,943(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,819,943(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 6.4%(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: Richard P. Alden
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 784,324(1)
	8.	Shared Voting Power: 0(2)
	9.	Sole Dispositive Power: 784,324(1)
	10.	Shared Dispositive Power: 0(2)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 784,324(2)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 2.7%(3)
14.	Type of Reporting Person IN

(1)	Represents shares held by Richard P. Alden in his personal capacity.
(2)	Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Alden may be deemed to indirectly beneficially own the shares held by the FTPIL Trust and the 9990 Trust, but disclaims any beneficial ownership of such shares.
(3)	Based on 28,627,192 shares of common stock reported as outstanding as of April 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on May 9, 2016.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on February 24, 2012, as amended March 21, 2014, October 30, 2015, December 11, 2015, February 16, 2016, April 7, 2016, and June 7, 2016 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.0001 per share (“Common Stock”), of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 4 is incorporated herein by this reference.

On June 13, 2016, an investment entity controlled by Mr. Alden entered into the letter agreement attached hereto as Exhibit 99.2. The letter agreement limits certain transactions in the securities of the Issuer. The foregoing description is qualified in its entirety by the text of the letter agreement, which is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated as of June 14, 2016, by and among Michael R. Cahill, Ptarmagin, LLC, The FTPIL Trust, The 9990 Trust and Richard P. Alden.

2.	Letter Agreement, dated as of June 13, 2016, by and among Skullcandy, Inc., SKDY, LLC and Richard P. Alden.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2016

/s/ Michael R. Cahill
Michael R. Cahill

PTARMAGIN, LLC

By:	/s/ Michael R. Cahill
Michael R. Cahill
Manager

THE FTPIL TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee

THE 9990 TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill
Authorized Trustee

/s/ Richard P. Alden
Richard P. Alden